Mail Stop 4561

December 12, 2008

Mr. Eric Schmidt
Chief Executive Officer
Google Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

> **Re: Google, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed on February 15, 2008**
> **File No. 000-50726**

Dear Mr. Schmidt:

We have reviewed your response letter dated October 31, 2008 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 9, 2008.

Form 10-K for the fiscal year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenues, page 44

1. Your revenues appear to be significantly impacted by the total number of access points delivered through your distribution partners. Tell us whether you consider the number of access points delivered to be a key indicator of your financial condition and operating performance. If so, tell us how you gave consideration to disclosing this as a key indicator pursuant to Section III.B.1 of SEC Release 33-8350.

Notes to the Consolidated Financial Statements

Note 1. Google Inc. and Summary of Significant Accounting Policies

Certain Risks and Concentrations, page 76

2. We note from several recent press articles that your advertising revenue growth rate has slowed over the past several years and some analysts are forecasting the online advertising market will be a little better than flat this year. In view of these factors, please tell us what consideration you have given to providing enhanced disclosures under SOP 94-6 that address the risks and uncertainties over current vulnerability from concentrations in domestic or international markets, product and services and contributions from different vertical market segments.

3. You previously indicated in response to prior comments No. 1 and 2 of our letter dated December 21, 2006 that you would disclose the impact that different vertical market segments have on the growth or decline of your aggregate paid clicks. Please confirm that you continue to consider whether the "ads displayed" data represents material information that would improve an investor's understanding of your financial results.

Cost of Revenues, page 73

4. We note your response to prior comment 1 regarding the traffic acquisition costs paid under your AdSense and distribution arrangements. Please address the following with as much detail as possible:

   - Further clarify why you believe it is appropriate to aggregate the access points on a pooled basis for purposes of impairment testing. That is, the cash flows associated with a particular access point appear to be largely independent of cash flows of other individual access points. The example in paragraph B45 of SFAS 144 indicates that the entity did not have the option to curtail any routes thus the individual routes were not largely independent of each other. However, your ability to disable or curtail individual access points would not appear to impact cash flows of other individual access points. Refer to paragraphs 10 and B44-B45 of SFAS 144.

   - Explain why you believe aggregating access points on a monthly pooled basis for purposes of recognition and measurement of an impairment loss is consistent with the guidance in SFAS 144. That is, identify the specific guidance within SFAS 144 that supports pooling such assets on a monthly basis for purposes of impairment testing. Is the pooled basis analogous to grouping assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets? See paragraph 10 of SFAS 144. In addition, further describe why you believe it is appropriate to group these assets on a monthly basis rather than grouping them based on characteristics of the access point such as partner, type or region. Your evaluation of the realizability of the access point monthly pools appears to be following the guidance in paragraph 48 of SOP 93-7.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or me at (202) 551-3730 if you have questions regarding the above comments.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant